Exhibit 2.18

STRATEGIC COLLABORATION AGREEMENT

This Strategic Collaboration Agreement (“Agreement”) is made and entered into between and among PalmSource, Inc., a Delaware corporation with a place of business at 1240 Crossman Avenue, Sunnyvale, California 94089-1116, Palm Platform Overseas Limited, a company organized and existing under the laws of Cayman Islands, with its registered office at West Wing Building, Harbour Drive, George Town, Grand Cayman, Cayman Islands, British West Indies (referred to individually as “PalmSource Cayman” or collectively with PalmSource, Inc. as “PalmSource”), and Palm, Inc. (“Palm” or “Licensee”), a Delaware corporation with a place of business at 400 N. McCarthy Boulevard, Milpitas, CA 95035. This Agreement is executed as of June 3, 2003 (“Execution Date”) and is effective as of the Effective Date (as that term is defined below).

RECITALS

A. WHEREAS, PalmSource was formed by Palm to conduct the platform solutions group’s business of developing, marketing and supporting software platforms for mobile information devices.

B. WHEREAS, in connection with the formation of PalmSource, Palm and PalmSource entered into, effective as of December 3, 2001 (the “Separation Date”), the Master Separation Agreement (as defined below) in order to set forth the rights and obligations of the parties with respect to the separation of the business of Palm and PalmSource.

C. WHEREAS, the parties also entered into, effective as of the Separation Date, the Software License Agreement (as defined below), in which PalmSource granted to Palm a royalty-bearing license to certain operating system software and related software applications, ownership of which was allocated to PalmSource under the Master Separation Agreement and agreements executed thereunder (the “Ancillary Agreements”).

D. WHEREAS, the parties contemplate that Palm will distribute to holders of its common stock all of the PalmSource shares held by Palm, upon which distribution PalmSource will be an independent public company and Palm will have no continuing ownership interest in PalmSource.

E. WHEREAS, Palm and PalmSource desire to establish a framework for conducting mutually agreed co-development projects during the Collaboration Period (as defined below), on the terms and conditions set forth below.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises of the parties, and of good and valuable consideration, it is agreed by and between the parties as follows:

1. Definitions.

As used herein, the following capitalized terms shall have the meanings set forth below. Except as otherwise set forth in this Agreement, capitalized terms used in this Agreement shall have the same definitions as set forth in the Software License Agreement.

1.1 “Affiliate” means, with respect to a given subject, an entity which controls, is controlled by or is under common control with the subject. Such entity shall be considered an Affiliate only so long as such control exists. For the purposes of this definition, “control” means beneficial ownership of more than fifty percent (50%) of the shares entitled to vote in the election of directors or other managing authority or, where there are no such shares, more than fifty percent (50%) of ownership interest representing the right to make decisions.

1.2 “Co-Exclusivity Period” shall mean the period commencing upon the Effective Date and ending on October 7, 2005.

1.3 “Collaboration Period” means the period beginning on the Effective Date and ending on October 7, 2005, or such longer period as the parties may mutually agree to conduct Collaboration Projects under Section 4 below.

1.4 “Collaboration Projects” means co-development or collaboration projects that are mutually agreed in writing by Licensee and PalmSource after the Effective Date under a co-development agreement as described in Section 4.5, which may have a different emphasis than the co-development projects and collaborations conducted under PalmSource’s Existing Collaboration Agreement.

1.5 “Development Partner” means a PalmSource Licensee with whom PalmSource enters into a definitive written joint development agreement during the term of this Agreement, under which such PalmSource Licensee will participate in a co-development program with PalmSource for New Versions of the PS OS Software where such PalmSource Licensee develops material portions of the PS Source Code for the New Versions and has the right to access and modify all or substantially all of the PS Source Code for the execution of such co-development program (“Development Partner Agreement”). A Development Partner and its Affiliates shall together be considered only a single Development Partner for purposes of this Agreement.

1.6 “Directly Competitive OS” means an operating system for handheld computing products (including, without limitation, cell phones having PIM capability) other than the PS OS Software that could reasonably be replaced by any current or future version of PS OS Software (or a reasonable extension thereof). For example, “Directly Competitive OS” includes, without limitation, PocketPC, mobile versions of Linux and Symbian.

1.7 “Effective Date” means the date on which the “Sole Partner Period” under PalmSource’s Existing Collaboration Agreement expires, which is currently expected to be October 7, 2003.

1.8 “Existing Collaboration Agreement” means that certain Business Collaboration Agreement entered into as of October 7, 2002 by and between PalmSource and one of its other licensees of the PS OS Software.

1.9 “Handheld Products” means handheld computing products (including, without limitation, cell phones having PIM capability) developed or sold by or for Licensee or any of its Affiliates, where PS OS Software or a Directly Competitive OS is used as the primary operating system.

1.10 “Master Separation Agreement” means that certain Master Separation Agreement between Licensee and PalmSource dated December 3, 2001 and the Ancillary Agreements as defined therein, each as amended and restated as of the Execution Date of this Agreement.

1.11 “New Version” means any New Version (as that term is defined in the Software License Agreement) of the latest release of the PS OS Software as of the Effective Date.

1.12 “PalmSource Licensee” means a third party who enters into a definitive written license agreement with PalmSource on terms similar to the Software License Agreement, under which such third party develops its own handheld computing products and/or smartphones using the PS OS Software as the primary operating system embedded therein and pays per unit royalties to PalmSource for distribution of such products. PalmSource’s Affiliates (other than Licensee) shall not be considered a “PalmSource Licensee” for purposes of this Agreement.

1.13 “Smartphone” means digital cellular telephones having at least PIM capability and voice communications capability.

1.14 “Software License Agreement” means that certain Software License Agreement between Palm and PalmSource dated December 3, 2001 as amended and restated as of the Execution Date of this Agreement.

2. Existing Collaboration Agreement; Scope and Period of Collaboration.

2.1 Existing Collaboration Agreement. A reasonable period of time prior to entering into an agreement to extend the “Sole Partner Period” under the Existing Collaboration Agreement, PalmSource will provide written notice to Licensee and will discuss in good faith the implications of the extension as it relates to Licensee, subject to Section 3.6.

2.2 Scope and Period of Collaboration. Promptly after the Effective Date, PalmSource and Licensee will meet and mutually agree in writing upon one or more Collaboration Projects that will allow the parties to leverage the specific skill sets offered by each party. The Collaboration Projects may have a different emphasis than PalmSource’s Existing Collaboration Agreement. Licensee shall not have any right to access Development Code under the Software License Agreement or to obtain “Live Access” or “Restricted Access” to source code under Appendix A of the Software License Agreement until after the Effective Date, and then only as reasonably necessary or appropriate for the conduct of Collaboration Projects that are mutually agreed by the parties from time to time under this Agreement as set forth below. Notwithstanding anything to the contrary, PalmSource’s obligations under Sections 2 and 4 of this Agreement shall be subject to PalmSource’s obligations under the Existing Collaboration Agreement with respect to exclusivity and rights of first discussion.

3. Information Rights.

3.1 Applicable Business Area. The rights and obligations set forth in this Section 3 apply only with respect to the Applicable Business Area of each party. For the purposes of the foregoing, “Applicable Business Area” means: (i) with respect to PalmSource, PalmSource’s OS products and extensions thereof which it licenses or will license generally to its licensees, and (ii) with respect to Licensee, handheld computing devices and Smartphones developed or sold by or for Licensee or its Affiliates.

3.2 Coordination Meetings. The parties will hold periodic meetings at least once every six (6) months after the Effective Date to review and update the status of on-going product development activities of the parties concerning their respective Applicable Business Area and discuss additional areas for cooperation between the parties.

3.3 Road Maps. At least once every three (3) months, and upon either parties’ reasonable request from time to time, after the Effective Date each party will provide the other with its current product and research and development roadmap in its respective Applicable Business Area.

3.4 Other Information Disclosure. Each party will use reasonable efforts to notify the other party after the Effective Date of (i) agreements and other transactions with third parties which such party believes in good faith would materially conflict with, and/or materially adversely impact, the performance of its obligations and the relationship with the other party established under this Agreement; (ii) agreements and other transactions with third parties which such party believes in good faith would materially conflict with, and/or materially adversely impact, the compatibility or interoperability of the PS Product Software; (iii) with respect to PalmSource, materially adversely altering its policy for licensing the PS OS Software; (iv) with respect to Licensee, using any competing OS software for Handheld Products or materially adversely altering any of Licensee’s plans to use PalmSource’s operating system products; and (v) any material adverse change implemented by such party in the overall conduct of its business in its respective Applicable Business Area. The above notification will be based upon the good faith belief of the notifying party regarding the above events. Such notification may be made by disclosure at the periodic meetings to be held pursuant to Section 3.2 or in another appropriate manner.

3.5 Suggestions. In the event that either party provides the other with any opinion, suggestion or proposal for the other party’s products or business in its respective Applicable Business Area in response to the information provided in Sections 3.1, 3.2 or 3.3 above after the Effective Date, the receiving party will consider such opinion, suggestion or proposal in good faith, but will not be required to delay any of its plans or schedules to do so. The receiving party will have the right, but not the obligation, to use such opinion, suggestion or proposal for its products and business relating to its respective Applicable Business Area in its sole discretion, subject to any conditions or restrictions mutually agreed prior to disclosure and subject to continued compliance with all of the terms and conditions of this Agreement and the Software License Agreement. This paragraph shall not be construed as granting any right or license to the receiving party under any patent or copyright of the other party.

3.6 Scope of Information Rights. Notwithstanding anything to the contrary, all of the obligations to disclose information and provide notices set forth in this Agreement are subject to each party’s confidentiality and other obligations and duties to third parties and compliance with applicable laws and regulations. In no event shall either party be required to disclose any information or provide any notices which such party believes in good faith may: (i) breach such party’s confidentiality or other obligations or duties to any third party; (ii) violate any law or regulation; or (iii) trigger disclosure requirements or other adverse consequences under securities or other laws or regulations or duties to third parties. All information will be provided on a confidential basis (subject to Section 5 below) for purposes of general coordination in support of both parties’ Applicable Business Areas. Neither party will be bound by the road maps and other information it provides and each retains the right to change its plans as it deems appropriate in its sole discretion.

4. Co-Development.

4.1 Co-exclusivity. It is understood that the Existing Collaboration Agreement permits up to two additional Development Partners (in addition to the existing Development Partner under the Existing Collaboration Agreement) under Development Partner Agreements for New Versions of the PS OS Software (“Additional Development Partners”) during the Co-Exclusivity Period. PalmSource will reserve one of these openings for Licensee. Licensee will, upon the Effective Date, be one of these Additional Development Partners, subject to the terms and conditions set forth in this Agreement.

4.2 Right of First Discussion.

(a) During the Co-Exclusivity Period, prior to engaging any Additional Development Partner under a Development Partner Agreement for New Versions of the PS OS Software, PalmSource will notify Licensee (subject to Section 3.6 above) of the co-development project which PalmSource desires to pursue with such Additional Development Partner (the “Project”) in a written form with a reasonable summary outlining the general technical and schedule requirements for the development Project. The information to be included in such written notice will be subject to PalmSource’s confidentiality and other obligations to third parties, it being understood that such obligations may restrict PalmSource from disclosing, among other things, the identity of the potential Additional Development Partner and other confidential information of such Additional Development Partner.

(b) If Licensee provides written notice within ten (10) days after receipt of the above mentioned notice from PalmSource and offers terms under which Licensee would agree to conduct such Project or a reasonable alternate project with PalmSource, then PalmSource will discuss in good faith the possibility of conducting such Project(s) with Licensee in such manner as mutually agreed, for a period of up to twenty (20) days after receipt of such notice. If Licensee does not provide such notice, or the parties do not mutually agree in writing within such twenty (20) day period that Licensee should conduct such Project(s), PalmSource shall have the right to engage the Additional Development Partner for the Project. It is understood that PalmSource may also be engaged in discussions with its existing Development Partner and the potential Additional Development Partner with respect to such Project during such period.

(c) PalmSource shall not be required to enter into a good faith discussion with Licensee pursuant to the aforementioned procedure (“First Notice Procedure”) more than once with respect to each Additional Development Partner, except that PalmSource will enter into the First Notice Procedure again if PalmSource desires to enter into a new co-development agreement with the Additional Development Partner for a completely separate and distinct project that does not use, and is not related to, any of the co-development for the prior Project conducted with the Additional Development Partner (where the First Notice Procedure was followed) or extensions thereof.

(d) It is understood that Sections 4.1 and 4.2 are limited to potential Additional Development Partners. However, if PalmSource enters into a joint development agreement with a non-Affiliate third party who is not a PalmSource Licensee during the Co-Exclusivity Period that would otherwise qualify as an Additional Development Partner, PalmSource will notify Licensee, subject to Section 3.6. Such notification may be made by disclosure at the periodic meetings to be held pursuant to Section 3.2 or other appropriate manner.

4.3 No Restrictions on PalmSource’s Ordinary Course Activities. Notwithstanding the foregoing, nothing in this Agreement shall be construed as restricting or limiting PalmSource from conducting development and other activities in the ordinary course of its business as of the Effective Date and as similar activities thereto that may be conducted in the future, including, without limitation: (i) at any time soliciting, receiving or implementing any suggestions, error corrections, requests, features or technology from any PalmSource Licensee or any other third party; (ii) working with, and permitting access to and modification of source code by, contractors, testing labs, application developers, suppliers and licensors or participating in standards bodies or other committees or organizations for developing or promoting software, interfaces or other technology; (iii) providing and permitting modifications of source code in connection with any escrow account, customer support or maintenance obligations or the like; (iv) providing and permitting modifications of source code for selected portions and modules of the PS OS Software to PalmSource Licensees, developers and other third parties or receiving, using, and/or obtaining ownership or licenses to such modifications; (v) working with PalmSource Licensees and other third parties to evaluate, test and modify APIs and compatibility requirements; (vi) complying with its existing agreements and all legal and regulatory requirements; and (vii) permitting the management and control of PalmSource by, and the exercise of all other rights and privileges of, the Affiliates and shareholders of PalmSource, whether or not such entities are PalmSource Licensees. PalmSource’s aforementioned activities shall be subject to its obligation of notification provided in Section 3.4 above if such activities meet the requirements for notification expressly set forth in Section 3.4.

4.4 Collaboration Projects. During the Collaboration Period, the parties will meet at the beginning of each year within thirty (30) days after the respective anniversary of the Effective Date and draft a mutually agreed written co-development plan for the respective year outlining potential areas of joint development between PalmSource and Licensee that allow the parties to leverage the specific skill sets offered by each party, with the objective of having at least one active mutually agreed Collaboration Project at any given time during the respective year. It is understood, however, that PalmSource may be obligated to provide notice, and enter into good faith discussions, under the Existing Collaboration Agreement prior to pursuing a particular Collaboration Project with Licensee, and that any proposed Collaboration Projects shall be subject to such obligations.

4.5 Co-Development Agreements. Any operating system products (“OS Products”) that, in whole or in part, will be the subject of co-development or collaboration will be mutually agreed in writing from time to time. All co-development and collaboration will be subject to a definitive written co-development agreement to be mutually agreed by the parties prior to the commencement of the respective Collaboration Project(s). Such co-development agreements will include, among other things, terms and conditions providing for the following unless otherwise mutually agreed: (i) good faith efforts by each party to allocate engineering resources on a priority basis; (ii) each party bearing all direct and related costs associated with its development activities and personnel; (iii) Licensee sharing responsibility for providing PalmSource with compatibility tests and documentation for features or functions newly added by Licensee and agreeing to meet PalmSource’s then current requirements for dependencies related to dates, quality, and other specifics that may influence the widespread distribution of compatibility guidelines, tests, and metrics for the benefit of PalmSource’s business; (iv) ownership and other provisions consistent with those set forth in Section 10 of the Software License Agreement, under which, among other things, Licensee retains ownership of Licensee Add-On Modules and Licensee Replacement Fragments and PalmSource owns Derivative Works and other OS Developments; (v) a perpetual, irrevocable, non-terminable, paid-up, royalty-free, worldwide right and license for PalmSource to use, make and have made, modify, prepare and have prepared derivative works based on, reproduce, have reproduced, demonstrate, distribute, license, offer for sale, sell and import all OS Products that, in whole or in part, are the subject of co-development or collaboration, with the exclusive right to license such OS Products to third parties; and (vi) upon confirmation that a co-developed OS Product is feasible in commercial production and meets all of PalmSource’s then current requirements for a Golden Master Release of the PS OS Software (including, without limitation, compatibility, interoperability, reliability, support requirements and the like), the right for Licensee to obtain license a license to such co-developed OS Product (“Developed OS”) under the Software License Agreement (“Developed OS License”) on the same terms and conditions set forth therein, including the obligation to pay royalties and maintenance fees for such Developed OS. Except as otherwise expressly agreed in the co-development agreement, any use by Licensee of the PS Product Software and PS Source Code and/or PS Source Code Documentation for the co-development or collaboration hereunder shall be subject to the terms and conditions of the Software License Agreement. If the co-development agreement expressly provides for different or additional terms and conditions regarding the use of PS Product Software, PS Source Code and/or PS Source Code Documentation for the purpose of co-development such terms and conditions will apply solely to the Collaboration Project under that agreement. The parties agree that the co-development agreement will contain appropriate terms and conditions to allow Licensee to reasonably conduct the development tasks assigned to Licensee under the respective Collaboration Project and will otherwise preserve the confidentiality and other protections provided in the Software License Agreement for the PS Source Code and/or PS Source Code Documentation.

4.6 Discontinuance of Palm OS Products. In the event that PalmSource discontinues all licensing and support of the latest version of the Developed OS licensed by PalmSource to Licensee and permanently discontinues all development, licensing and support of future releases of the PS OS Software, Licensee shall have the right, but not an obligation, to continue to modify, duplicate, distribute and use the latest version of the Developed OS and any Updates thereof in accordance with the express terms and conditions of the respective Developed OS Licenses; provided that (i) PalmSource shall continue to provide Licensee with technical support as required in the respective Developed OS Licenses to the extent available; and (ii) PalmSource shall be entitled to compensation at the rates set forth in the respective Developed OS Licenses.

4.7 Initial Collaboration Projects. The parties shall not engage in any Collaboration Projects until the Effective Date. Promptly following the Effective Date, the parties shall actively discuss in good faith one or more Collaboration Projects, which shall be subject to a separate co-development agreement as set forth in Section 4.5, and the parties intend that it will include one or more of the following:

(a) Advanced networking—intelligent roaming between heterogeneous networks;

(b) Personal media devices with entertainment system integration;

(c) Advanced security; enterprise and personal use;

(d) Next generation smartphone; and

(e) Gaming and entertainment.

The parties may also propose other possible Collaboration Projects after the Effective Date.

4.8 Applicable Business Area and Other Business Areas. This Section 4 is limited to each party’s Applicable Business Area. However, the parties may consider Collaboration Projects in other business areas under this Section 4 as mutually agreed from time to time.

5. Confidential Information.

5.1 Confidential Information. The PS Product Software, PS Source Code and PS Source Code Documentation (including pre-release versions of each of the foregoing provided for co-development) shall remain subject to the confidentiality obligations set forth in the Software License Agreement with appropriate modifications to permit Licensee to conduct the Collaboration Projects as expressly agreed in the respective co-development agreements (as described in Section 4.3 above). Other confidential information will be subject to this Section 5 unless otherwise agreed in the respective co-development agreements.

(a) During the course of discussions between the parties pursuant to this Agreement, each party (as a “Disclosing Party”) may disclose to the other party (as a “Receiving Party”) certain information which the Disclosing Party deems “confidential.” Disclosure of such information shall be made either: (i) in writing and clearly marked “confidential” by the Disclosing Party; or (ii) if orally or visually disclosed, identified as confidential at the time of disclosure and confirmed by a written resume with “confidential” marking to be issued to the Receiving Party by the Disclosing Party within thirty (30) days after the date of such disclosure. (The information in accordance with the above-mentioned shall be referred to as “Confidential Information”). For a period of five (5) years after initial disclosure, neither party shall disclose the Confidential Information to third parties or make any use of Confidential Information other than in connection with the performance of this Agreement or its exercise of its rights and licenses under this Agreement and the Software License Agreement. Such obligations shall not apply to any Confidential Information which: (1) is or becomes publicly available without any violation of this Agreement by Receiving Party; (2) was available to the Receiving Party from a third party on a non-confidential basis prior to receiving it from the Disclosing Party; (3) becomes available from a third party who is not subject to any obligation to keep such information confidential; (4) become a part of the public domain through no fault of the Receiving Party; or (5) is independently developed without use of the Disclosing Party’s Confidential Information. If the Receiving Party is required to disclose any of the Confidential Information by an administrative or judicial action, the Receiving Party may so disclose such Confidential Information; provided that the Receiving Party attempts to maintain the confidentiality of such Confidential Information by asserting in such action applicable privileges and shall immediately after receipt of the notice of such action notifies the

Disclosing Party of such action to give the Disclosing Party the opportunity to seek any other legal remedies to maintain such Confidential Information in confidence as herein provided.

(b) Each party shall be individually responsible for taking all required steps for safeguarding the confidentiality of third party confidential information provided to such party in connection with the efforts undertaken pursuant to this Agreement.

(c) Except as otherwise expressly set forth in the Software License Agreement and in any co-development agreements: (i) all of the Confidential Information disclosed, delivered to or acquired by a Receiving Party from a Disclosing Party hereunder, shall be and shall remain the sole property of the Disclosing Party; and (ii) disclosure of the Confidential Information under this Agreement shall by no means constitute any option, grant or license under any patent, copyright, know-how or other intellectual property rights now or in the future held or otherwise controlled by either party.

5.2 Disclosure of Agreement. The parties acknowledge and agree that the terms of this Agreement may be disclosed in connection with the distribution of PalmSource shares held by Palm to holders of Palm’s common stock, subject to any confidential treatment that may be obtained for specific terms. Except as set forth in the preceding sentence, neither party shall disclose any specific terms of this Agreement to third parties, except: (i) as may be required for the exercise of a party’s rights, and the performance of a party’s obligations, under this Agreement; (ii) as may be required by law; (iii) to legal counsel of the parties; (iv) in connection with the requirements of a public offering, or other securities filing; (v) in confidence, to accountants, banks, and financing sources and their advisors who are subject to reasonable confidentiality obligations; (vi) in confidence, in connection with the enforcement of this Agreement or exercise of its rights under this Agreement; or (vii) in confidence, in connection with a merger or acquisition or proposed merger or acquisition, or the like.

6. Disclaimer of Warranties; Limit on Liability

6.1 Disclaimer of Warranties. NEITHER PARTY MAKES ANY WARRANTIES, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE CONCERNING ANY INFORMATION OR MATERIALS PROVIDED TO THE OTHER PARTY UNDER THIS AGREEMENT. IN PARTICULAR, ANY AND ALL WARRANTIES OF MERCHANTABILITY, NON-INFRINGEMENT AND FITNESS FOR A PARTICULAR PURPOSE ARE HEREBY DISCLAIMED.

6.2 Limit on Liability. IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY OR CONSEQUENTIAL DAMAGES, INCLUDING WITHOUT LIMITATION, DAMAGES FOR LOSS OF PROFITS, DATA OR USE, INCURRED BY EITHER PARTY OR ANY THIRD PARTY, WHETHER IN AN ACTION IN CONTRACT OR TORT (INCLUDING NEGLIGENCE) PRODUCT LIABILITY, OR OTHERWISE, EVEN IF THE OTHER PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. IN ADDITION, EXCEPT FOR EITHER PARTY’S BREACH OF ITS CONFIDENTIALITY OBLIGATIONS UNDER SECTION 5 HEREIN, IN NO EVENT SHALL EITHER PARTY’S TOTAL LIABILITY ARISING OUT OF OR RELATED TO THE THIS AGREEMENT EXCEED THREE MILLION DOLLARS (US$3,000,000). THESE LIMITATIONS SHALL APPLY NOTWITHSTANDING ANY FAILURE OF ESSENTIAL PURPOSE OF ANY LIMITED REMEDY.

7. Term and Termination.

7.1 Term. This Agreement shall become effective upon the Effective Date and thereafter shall remain in effect until December 3, 2006, unless earlier terminated in accordance with the terms hereof (the “Term”).

7.2 Termination for Insolvency. In the event a party: (i) becomes insolvent; (ii) voluntarily files or has filed against it a petition under applicable bankruptcy or insolvency laws which such party fails to have released within one hundred twenty (120) days after filing; (iii) proposes any dissolution, composition or financial reorganization with creditors or if a receiver, trustee, custodian or similar agent is appointed or takes possession with respect to all or substantially all property or business of such party; or (iv) such party makes a general assignment for the benefit of creditors, the other party may terminate this Agreement by giving a termination notice, which termination shall become effective ten (10) days after mailing.

7.3 Termination for Breach. Either party shall have the right to terminate this Agreement if the other party is in material breach of any term or condition of this Agreement and fails to remedy such breach within thirty (30) days after receipt of written notice of such breach given by the non-breaching party.

7.4 Termination by PalmSource. PalmSource shall have the right to terminate this Agreement upon thirty (30) day’s prior written notice to Licensee in the event that at any time during the Term:

(a) Licensee no longer licenses the PS OS Software from PalmSource as the primary operating system for its Handheld Products;

(b) there are no active Collaboration Projects in effect between the parties under Section 4 above for any consecutive six (6) month period during the Term, provided that such lack of active Collaboration Projects is not due to a refusal by PalmSource to enter into good faith discussions with Licensee regarding Collaboration Projects during the Collaboration Period;

(c) Licensee licenses a Directly Competitive OS for any of its Handheld Products and the total number of units of such Handheld Products that incorporate such Directly Competitive OS sold by Licensee within any year exceeds fifty percent (50%) of the total number of units of Handheld Products that incorporate PS OS Software sold by Licensee within such year;

(d) Licensee’s annual royalties paid to PalmSource under the Software License Agreement for Handheld Products in any PalmSource fiscal year fall below twenty percent (20%) of the total annual royalty revenue of PalmSource for such fiscal year with respect to Handheld Products sold throughout the world;

(e) the total royalties paid by Licensee to PalmSource for Handheld Products under the Software License Agreement for any PalmSource fiscal year do not increase over the royalties paid by Licensee to PalmSource for the prior fiscal year; or

(f) Licensee is acquired by a Competitor of PalmSource.

7.5 Termination by Licensee. Licensee shall have the right to terminate this Agreement upon thirty (30) day’s prior written notice to PalmSource in the event that at any time during the Term:

(a) the total number of units of Handheld Products that incorporate a particular Directly Competitive OS sold by Licensee within any PalmSource fiscal year exceeds fifty percent (50%) of the total number of units of Handheld Products that incorporate PS OS Software sold by Licensee within such year; and

(b) PalmSource’s OS products are not among the top three in total worldwide market share relative to other Directly Competitive OS products, as reported in IDC’s “Handheld Device Market Update”

in the category titled “Smart Handheld Devices” or a reasonable substitute if such report is no longer available; or

(c) PalmSource is acquired by a Competitor of Licensee.

7.6 Effect of Termination. Except as reasonably required to exercise any surviving rights or licenses, each party shall, within ten (10) days of termination of this Agreement, deliver to the other (a) all Confidential Information received from the other, and (b) a certificate certifying that, through its best efforts, the receiving party has destroyed the Confidential Information and all copies thereof in its possession or control. The rights and obligations of the parties pursuant to Sections 4.6 (Discontinuance of PS OS Products), 5 (Confidential Information), 6 (Disclaimer of Warranties; Limit on Liability), 7 (Term and Termination) and 8 (Miscellaneous) of this Agreement shall survive the termination or expiration hereof.

8. Miscellaneous.

8.1 Independent Contractor. PalmSource and Licensee are and at all times shall be and remain independent contractors as to each other, and at no time shall either be deemed to be the agent of the other, and no joint venture, partnership, agency or other relationship shall be created or implied hereby or herefrom. Except as is expressly set forth herein, each party shall bear full and sole responsibility for its own expenses, liabilities, costs of operation and the like.

8.2 Assignment. The parties shall not assign their rights or delegate their duties under this Agreement whether voluntarily, by operation of law, or otherwise without the other party’s prior written consent, and any attempt to do so without such consent will be void; provided, however, that either party shall have the right to assign this Agreement without such consent in connection with a transfer of all or substantially all of its business or assets related to the PS OS Software or Licensee Products, as applicable, whether by sale of stock or assets, merger, operation of law or otherwise. In the event of such an assignment by a party, the non-assigning party and the assignee shall hold good faith discussions for a period of thirty (30) days after the assignment to determine whether to continue this Agreement. If the non-assigning party and the assignee do not mutually agree in writing to continue this Agreement during such thirty (30) day period, then this Agreement shall terminate; provided, however, that the non-assigning party and the assignee shall each retain its surviving rights and obligations as set forth in Section 7.6 above. Subject to the foregoing, this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties.

8.3 Notices. All notices and requests, required or authorized by this Agreement shall be given in writing and shall be deemed to have been received upon dispatch when sent (i) by facsimile with confirmation of transmission, (ii) by personal same day delivery or (iii) by commercial overnight carrier with written verification of receipt, to the other party at the address or facsimile number(s) designated below. Either party may change its address or facsimile number by written notice to the other party.

Notices to PalmSource shall be addressed as follows:

PalmSource, Inc.

1240 Crossman Avenue

Sunnyvale, California 94089-1116

Attention: Vice President, Sales

Fax No.: (408) 400-1858

with a copy to the attention of:

Vice President Legal Affairs

Legal Department

PalmSource, Inc.

1240 Crossman Avenue

Sunnyvale, California 94089-1116

Fax No.: (408) 400-1590

Notices to Licensee shall be addressed as follows:

Palm, Inc.

400 N. McCarthy Boulevard

Milpitas, California 95035

Attention: Senior Vice President, Engineering

Fax No.: (408) 503-7370

with a copy to the attention of:

Palm, Inc.

400 N. McCarthy Boulevard

Milpitas, California 95035

Attention: General Counsel

Fax No.: (408) 503-8280

8.4 Non-Waiver. The failure of either party at any time to require performance by the other party of any provision hereof shall not affect in any way the full right to require such performance at any time thereafter; nor shall the waiver by either party of a breach of any provision hereof be taken or held to be a waiver of the provision itself.

8.5 Severability. If any term, provision, covenant or condition of this Agreement is held invalid or unenforceable for any reason, the parties agree that such invalidity shall not affect the validity of the remaining provisions of this Agreement and further agree to substitute for such invalid or unenforceable provision a valid and enforceable provision of similar economic effect.

8.6 Paragraph Headings. The paragraph headings in this Agreement are solely for convenience and shall not be considered in its interpretation.

8.7 Governing Law and Language. This Agreement shall be governed by and construed under the laws of the United States and the State of California as applied to agreements entered into and to be performed entirely within California between California residents. The parties agree that the United Nations Convention on Contracts for the International Sale of Goods is specifically excluded from application to this Agreement. The English-language version of this Agreement controls when interpreting this Agreement.

8.8 Dispute Resolution. The parties agree that any dispute, controversy or claim relating to the interpretation or performance of this Agreement, or the grounds for termination hereof, shall be resolved in accordance with the dispute resolution procedures set forth in Section 4.7 (Dispute Resolution) of the Master Separation Agreement between the parties amended and restated of even date herewith.

8.9 Entire Agreement. This Agreement, the Master Separation Agreement between Palm, Inc. and PalmSource amended and restated of even date herewith, and the other Ancillary Agreements (as defined in the Master Separation Agreement) and the Exhibits and Schedules referenced or attached hereto and thereto, constitute the entire agreement between the parties relating to this subject matter and supersede all prior or simultaneous representations, discussions, negotiations, and agreements, whether written or oral. This Agreement may not be modified or amended except by a writing signed by an authorized representative of each of the parties.

8.10 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers on the date first written above and effective as of the Effective Date.

Palm, Inc.	PalmSource, Inc.

By /s/ R. TODD BRADLEY	By /s/ DAVID C. NAGEL
Signature	Signature

R. Todd Bradley	David C. Nagel
Typed or Printed Name	Typed or Printed Name

President & CEO	CEO
Title	Title

6/3/03	6/3/03
Date	Date

Palm Platform Overseas Limited

By /s/ DAVID C. NAGEL
Signature

David C. Nagel
Typed or Printed Name

President
Title

6/3/03
Date